ImmunoCellular Therapeutics, Ltd.

21900 Burbank Boulevard, 3rd Floor

Woodland Hills, California 91367

November 2, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attention: Jeffrey P. Reidler, Assistant Director

Re:	Comment letter dated October 26, 2010
ImmunoCellular Therapeutics, Ltd.
Form 10-K for the year ended December 31, 2009
Filed March 31, 2010
File No. 033-17264-NY

Ladies and Gentlemen:

By letter dated October 26, 2010 (the “Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided ImmunoCellular Therapeutics, Ltd. (“we,” “our,” “us” or the “Company”) with comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Report”).

This letter sets forth our responses to the Comment Letter. We have reproduced below the text of the Staff’s comments, followed by our responses. The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Cedars-Sinai License Agreement, page 8

1.	We note your disclosure of your November 2006 license agreement with Cedars-Sinai. Please provide proposed disclosure to be included in future filings which expands your discussion to provide the following material terms of the license agreement:

•

The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.) payable to Cedars-Sinai based on your sublicensing income and on your gross revenues from sales of products based on the licensed technology; and

•	The aggregate amount of milestones payable to Cedars-Sinai.

Securities and Exchange Commission

November 2, 2010

Response

Based on our counsel’s discussion with Daniel Greenspan of the Commission’s Staff, the Company proposes to use the following disclosure for the Cedars-Sinai license terms in the Company’s future filings with the Commission:

“Cedars-Sinai License Agreement

In November 2006, we entered into a license agreement with Cedars-Sinai under which we acquired an exclusive, worldwide license to our technology for use as cellular therapies, including dendritic cell-based vaccines for neurological disorders that include brain tumors and neurodegenerative disorders and other cancers. This technology is covered by a number of pending U.S. and foreign patent applications, and the term of the license will be until the last to expire of any patents that are issued covering this technology.

As an upfront licensing fee, we issued Cedars-Sinai 694,000 shares of our common stock and paid Cedars-Sinai $62,000. Additional specified milestone payments will be required to be paid by us to Cedars-Sinai with respect to our first product when we initiate patient enrollment in our first Phase III clinical trial and when we receive FDA marketing approval for our first product. If both of these milestones are met, the required milestone payments will total $1,250,000.

In June 2008, we licensed through an amendment to our original license agreement with Cedars-Sinai an additional cancer stem cell vaccine technology from Cedars-Sinai for which we paid 100,000 shares of our common stock.

We have agreed to pay Cedars-Sinai specified percentages of our gross revenues from sales of products (a percentage in the mid-single digits) and of all of our sublicensing income based on the licensed technology, subject to a reduction if we must make any payments to any third party whose proprietary rights would be infringed by sale of the products. To maintain our rights to the licensed technology, we must meet certain development and funding milestones.”

Molecular Discoveries Agreement, page 9

2.	We note your disclosure that you have retained Dr. Gelber as a consultant. It appears from the terms of the consulting agreement with Dr. Gerber [sic], which was filed as an exhibit to your form 10-K for the year ending 2008, that the initial term of the agreement was to last only for ten months unless extended in writing by the agreement of both parties. Please tell us whether the agreement is still in force and, if so, please disclose the current terms of Dr. Gelber’s consulting arrangement, including compensation, in your future filings. You should also file any extension or amendment of the initial consulting agreement as an exhibit to your Form 10-K. Alternatively, please provide your analysis why this consulting agreement should not be considered a material agreement.

Response

Dr. Gelber was retained as a consultant to the Company under an original agreement that was entered into in February 2008 and superseded by a new consulting contract in August 2008.

Securities and Exchange Commission

November 2, 2010

The original contract was filed as an Exhibit with the Company’s 2007 Form 10-K and the second agreement was filed as an Exhibit with the Company’s 2008 Form 10-K. The second consulting agreement expired in July 2009. Subsequent to that expiration, Dr. Gelber has consulted with the Company as one of the members of the Company’s Scientific Advisory Board. Accordingly, all material agreements with Dr. Gelber have previously been filed.

Intellectual Property, page 9

3.	Please provide draft disclosure to be included in future filings that identifies the jurisdictions in which your material patents were granted. Please also provide a range of patent expiration dates which includes the first expiration date and the last expiration date. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

Response

The Company’s foreign patents cover a number of different countries. The Company believes that the most material patents for the potential monoclonal antibody products will be the U.S. patents. The Company proposes to use the following disclosure concerning its patents in the Company’s future filings with the Commission:

“Intellectual Property

We acquired exclusive worldwide rights from Cedars-Sinai to the inventions described below. Our dendritic cell based vaccine and cancer stem cell vaccine product candidates are currently covered by patent applications that have been filed in the United States. Our current patent applications for our vaccine technology are as follows:

•

“Cancer Vaccine Including Dendritic Cells Loaded with Tumor-Associated Antigens.” A U.S. patent application has been filed relating to a vaccine including dendritic cells loaded with tumor-associated antigens.

•

“Cancer Vaccine Including Antigens Obtained From Cancer Stem Cells.” A U.S. patent application has been filed relating to a vaccine including dendritic cells loaded with antigens obtained from cancer stem cells.

•

“Use of COX-2 Inhibitors to Prevent T-Cell Anergy Induced by Dendritic Cell Therapy.” A U.S. patent application has been filed relating to the use of COX-2 inhibitors in combination with a therapeutic dendritic cell vaccine for treating cancer.

•

“Intratumoral Delivery of Dendritic Cells.” Patent rights based on an International PCT Patent Application are pending in Europe and South Korea for intellectual property on the treatment of a tumor by administering dendritic cells either directly into the tumor or into its surrounding tissue.

Securities and Exchange Commission

November 2, 2010

In addition, we have exclusive worldwide ownership rights to nine granted U.S. patents and ten other granted patents for various European and Asian territories and a number of pending U. S. and foreign patent applications covering our monoclonal antibody related technology acquired from Molecular Discoveries. The issued patents relate to monoclonal antibodies targeting various cancers, including human myeloma, ovarian cancer and small cell lung cancer and have expiration dates ranging from 2019 to 2023.”

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very truly yours,

/S/ MANISH SINGH
Manish Singh, Ph.D. President and Chief Executive Officer

cc:	Rose Zukin (SEC)
Kirk Peacock
Sanford J. Hillsberg (TroyGould PC)